FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL


OMB Number:	3235-0104
Expires:	December 31, 2001
Estimated average burden
hours per response	0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

(Print or Type Responses)
Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility
 Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940.

1.	Name and Address of Reporting Person*
	Moman   Mickey
	(Last) (First)(Middle)
	410 North 44th Street, Ste 700
	(Street)
	Phoenix  Arizona 85008
	(City) (State)(Zip)

2.	Issuer Name and Ticker or Trading Symbol
	Mesa Air Group, Inc. - MESA

3.	I.R.S. Identification Number of Reporting
	Person, if an entity (voluntary)

4.	Statement for Month/Year
	August 2002

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer
	(Check all applicable)
	Director
	10% Owner
	x  Officer (give title below)
	Vice President of Operations
	Other (specify below)

7.	Individual or Joint/Group Filing (Check Applicable Line)
		Form filed by One Reporting Person
		Form filed by More than One
		Reporting Person

Table I Non-Derivative Securities Beneficially Owned






1.	Title of Security
2.	Amount of Securities
3.	Ownership
4.	Nature of Indirect Beneficial Ownership
	(Instr. 4)
	Beneficially Owned
	Form:  Direct
	(Instr. 5)
	(Instr. 4)
	(D) or Indirect
	(I)   (Instr. 5)


       NONE








Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
 *If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.(Over)SEC 1473 (3-99)

FORM 3 (continued)	Table II Derivative Securities
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of 	     2. Date Exer-	3.Title   	4. Conver-  5. Owner-
Derivative Security	cisable	      	and Amount     	   sion or     ship Form
(Instr.3)		and Expir-    	of Sec-            Exercise    of Deriv-
			ation         	urities      	   Price of    ative Sec-
			Date          	Underlying	   Derivative  urity:
				      	Deriv-		   Security    Direct (D)
			Date	Expir-	ative Sec-	    	       or Indirect
			Exer-	ation	urity		   	       (I) (Instr. 5)
			cisable	Date
					Title  Amount
					       or Num-
					       ber of
					       shares
6. Nature of Indirect
   Beneficial
   Ownership
   (Instr.5)


Employee Stock Option
     (right to buy)   4/01/96 4/01/06 Common Stock 7,500 10.50 D

Employee Stock Option
     (right to buy)   10/21/98 10/21/08 Common Stock 5,000 5.00 D

Employee Stock Option
     (right to buy)   01/15/00 01/15/10 Common Stock 8,333 5.32 D

Employee Stock Option
     (right to buy)   01/29/01 01/29/11 Common Stock 15,000 8.50 D

Employee Stock Option
     (right to buy)   10/02/01 10/02/11 Common Stock 12,000 4.04 D


Explanation of Responses:  (1) The option grants vest one-third annually.

288:    /S/  MICKEY MOMAN Date 08/20/02
**Intentional misstatements or omissions of facts constitute
 Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
**Signature of Reporting Person



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction
6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



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